Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

April 21, 2020

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Re:	TEGNA Inc.

Response to SEC Letters, dated April 16, 2020 and April 21, 2020

File No. 001-06961

Dear Mr. Shainess:

We refer to your letters, dated April 16, 2020 and April 21, 2020, with comments to, among other things, the definitive additional materials on Schedule 14A filed on April 14, 2020 and April 17, 2020, respectively, by Standard General L.P. (“Standard General”) and the other participants named therein with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.

SEC Letter, dated April 16, 2020

Response Dated April 14, 2020

1.	We note your response to comment 5 in our letter dated April 14, 2020. Please confirm that in future filings you will disclose the basis or source for any assertions about TEGNA’s engagement with potential suitors. To the extent these articles rely on unnamed sources as the basis for the information you include in your filings, so state. Additionally, confirm that you will remove statements about TEGNA’s board requiring an “all cash offer,” as we are unable to locate support for such statements.

We note the Staff’s comments and will ensure that future filings comply with these comments.

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Fried, Frank, Harris, Shriver & Jacobson LLP

April 21, 2020

DFAN14A Filed April 14 2020

2.	Please provide the factual basis for your statement that TEGNA has “spent more than $12 million” and specify what you are asserting the $12 million has been spent on (e.g., advising on the proxy contest or other matters).

TEGNA disclosed in its earnings release for the fourth quarter of 2019 that it spent $6.1 million on activist defense costs in the fourth quarter alone. TEGNA’s 2020 proxy statement discloses expenditures of $5.9 million for the proxy contest. TEGNA did not provide an update on its expenditures in Q1 2020 in its recent pre-release of its Q1 2020 earnings, but given the rate of expenditure in Q4 2019, Standard General believes it is reasonable to expect that TEGNA also had substantial expenditures in Q1 that are not included within the expenditures related to the proxy contest disclosed in TEGNA’s proxy statement. We also note that TEGNA has not disputed Standard General’s assertions as to TEGNA’s expenditures. TEGNA has provided limited information on the breakdown of its costs, but Standard General is aware that TEGNA’s advisors include three investment banks, Wachtell Lipton, Innisfree M&A and Sard Verbinnen. Please refer to TEGNA’s proxy statement and other public filings for additional information.

3.	With a view toward providing context to shareholders, please revise your disclosure regarding the strategic suitors that expressed interest in buying the Company “at nearly twice the current price” to clarify that the Company’s current price may reflect market trends and economic conditions that did not exist at the time these suitors expressed interest.

We note the Staff’s comment, but respectfully suggest that Standard General’s filings already address this comment. For example, Standard General’s April 14, 2020 press release itself states the following: “The incumbent Board appears to have jeopardized an opportunity to maximize the value of shareholders’ investment in a robust M&A market. Market conditions have now changed.”

SEC Letter, dated April 21, 2020

DFAN14A filed April 17, 2020

4.	We note your statement highlighting that “ISS Recommends Shareholders Vote on Standard General’s WHITE Proxy Card for Change at TEGNA.” We further note the inclusion of the following partial excerpted quote from the ISS report on your website and in your filing: “The key change that appears necessary is confirming the board’s openness to negotiating with potential bidders. As such, votes are warranted on the WHITE card.” We believe that by omitting the full text of these two excerpted sentences from the report, your presentation of this language may constitute a materially misleading statement in contravention of Rule 14a-9. As presented on your website and in your press release, the quoted language appears to give the impression that ISS has recommended that shareholders vote for all of your nominees on the white card as opposed to just one. Accordingly, please file revised materials as soon as possible to include the full text of the quoted language and to clearly state that ISS has recommended that shareholders vote for only one of Standard General’s nominees. Also, make similar revisions to the material on the TomorrowsTegna.com website.

Fried, Frank, Harris, Shriver & Jacobson LLP

April 21, 2020

We note the Staff’s comment and have, accordingly, filed revised materials to include the full text of the quoted language from the ISS report and also made similar revisions to the material on the TomorrowsTEGNA.com website.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours, Warren de Wied

CC:	Gail Steiner

Partner, General Counsel and Chief Compliance Officer

Standard General L.P.